UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 11, 2016: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2016.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2014, as amended, and the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2016

Maroussi, Athens, Greece – August 11, 2016 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month period ended June 30, 2016 as well as certain fleet updates.

Second Quarter 2016 Highlights:

•

Total net revenues of $7.3 million. Net loss of $19.2 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $19.6 million or $2.42 loss per share basic and diluted. The results include an impairment charge of $14.0 million on our “Investment in joint venture”. Adjusted net loss attributable to common shareholders1 for the period was $0.51 per share basic and diluted.

•

Adjusted EBITDA1 was $(0.9) million.

•

An average of 11.4 vessels were owned and operated during the second quarter of 2016 earning an average time charter equivalent rate of $7,373 per day.

•

The Company declared its tenth dividend of $0.4 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

First Half 2016 Highlights:

•

Total net revenues of $13.9 million. Net loss of $22.0 million; net loss attributable to common shareholders (after a $0.8 million of dividend on Series B Preferred Shares) of $22.9 million or $2.82 loss per share basic and diluted.  The results for the first half also include an impairment charge of $14.0 million of “Investment in joint venture”. Adjusted net loss per share attributable to common shareholders1 for the period was $0.89.

•

Adjusted EBITDA1 was $(1.0) million.

•

An average of 11.5 vessels were owned and operated during the first half of 2016 earning an average time charter equivalent rate of $6,967 per day.

Other developments:

Recently, the Company announced that it canceled one of its newbuilding contracts with the Dayang shipyard due to excessive delays in the construction of the vessel (Hull DY 160) as specified in the contract.  The Company has demanded the return of its progress payments and other expenses of approximately $8.6 million as specified in the newbuilding contract and secured by refund guaranties. The parties have referred the matter to arbitration.

Also the Company announced that it amended its newbuilding contract with the YSJ yard for the construction of a Kamsarmax vessel to provide the Company with the option until December 31, 2016 to change the type of the vessel to be built, buy another vessel built by the yard transferring any payments made under the newbuilding contract, or cancel the newbuilding contract without additional cost.

Furthermore, the Company announces that it has agreed to purchase M/V Aegean Express, a 1997-built 1,439 teu fully cellular containership for approximately $3 million, to replace M/V Cpt. Costas, a 1992-built containership which was sold during the second quarter of 2016.

Finally, the Company announces that the Company’s Board authorized the establishment of an ATM offering of up to 15% of the Company’s outstanding shares.

1 Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “While the charter markets for both sectors we operate remain challenging, we have managed to improve the liquidity of the Company by restructuring or refinancing some of our loans. Our revised loan profile combined with certain developments in our newbuilding contracts have reduced the required capital expenditures and significantly improved the liquidity outlook of Euroseas. We are now focused on how to take advantage of the low vessel price environment and find opportunities to expand and renew our fleet, as we have done with the replacement of M/V Cpt. Costas with a five year younger vessel for a marginally higher price.

“We remain guardedly optimistic about the prospects of the markets mainly because of the significant adjustments underway in the supply of vessels both in terms of vessel scrapping but also in the form of newbuilding contract delays and cancellations, and furthermore, non-existent new order levels. Thus, on the chartering front, as we expect a modest improvement of both segments over the next twelve months, we are pursuing a chartering strategy focused on ensuring that our vessels remain employed and committed to shorter term charters.

“Lately, we have seen an increased interest in our stock evidenced by a very significant increase in the trading liquidity. This is, of course, very positive and we hope it continues. The ATM that our Board approved is intended to facilitate new investors to participate in the Company and help keep the trading liquidity high, something essential for the longer term good of our shareholders. As we are not facing any cash needs, we may or may not execute fully on the ATM depending on whether we deem this would help our trading liquidity or assist in further vessel acquisitions or renewals.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2016 reflect the low levels of the containership and drybulk markets compared to the same quarter of 2015.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,065 per vessel per day during the second quarter of 2016 as compared to $6,145 per vessel per day for the same quarter of last year, and $6,096 per vessel per day for the first half of 2016 as compared to $6,342 per vessel per day for the same period of 2015, reflecting a 1.3% and 3.9% decline, respectively. As always, we want to emphasize that cost control remains a key component of our strategy. The results also include a loss on termination of a newbuilding contract we canceled related to expenses that cannot be refunded as a result of the cancelation (like management and supervision costs). Also, our results include an impairment charge of $14.0 million on our equity minority investment in Euromar LLC, our joint venture with two private equity firms, as a result of continuing depressed containership markets and new debt restructuring agreements between Euromar LLC and its banks.

“As of June 30, 2016, our outstanding debt was $53.7 million (excluding the unamortized loan fees of $0.4 million) versus restricted and unrestricted cash of about $12.9 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $11.1 million (excluding the unamortized loan fees). All our debt covenants are satisfied subject to completion of documentation of a restructuring agreement with one of our banks.”

Second Quarter 2016 Results:

For the second quarter of 2016, the Company reported total net revenues of $7.3 million representing a 22.3% decrease over total net revenues of $9.4 million during the second quarter of 2015. The Company reported net loss for the period of $19.2 million and a net loss attributable to common shareholders of $19.6 million, compared to $3.3 million and $3.7 million respectively for the second quarter of 2015. The results for the second quarter of 2016 include a $0.1 million unrealized loss on derivatives, a $0.01 million realized loss on derivatives, a $0.01 million gain on sale of a vessel, a $1.4 million loss on termination of new building vessel contract and a $14.0 million impairment charge on investment in joint venture, as compared to $0.1 million unrealized gain on derivatives, a $0.1 million realized loss on derivatives for the same period of 2015. Drydocking expenses amounted to $1.2 million during the second quarter of the year 2016 as one vessels underwent drydock compared to three vessels that underwent in-water surveys (in lieu of drydock) during the second quarter of 2015 for a total amount of $0.4 million. Depreciation expenses for the second quarter of 2016 were $2.2 million compared to $2.9 million during the same period of 2015.  On average, 11.4 vessels were owned and operated during the second quarter of 2016 earning an average time charter equivalent rate of $7,373 per day compared to 15.0 vessels in the same period of 2015 earning on average $7,127 per day.

Adjusted EBITDA for the second quarter of 2016 was $(0.9) million compared to $(0.1) million achieved during the second quarter of 2015. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the second quarter of 2016 was $2.42 calculated on 8,104,860 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.64 for the second quarter of /2015, calculated on 5,784,025 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the unrealized loss on derivatives and the realized loss on derivatives the loss on the termination of the newbuilding contract and the impairment charge on the investment in joint venture, the adjusted net loss per share attributable to common shareholders for the quarter ended June 30, 2016 would have been $0.51 per share basic and diluted compared to net loss of $0.65 per share basic and diluted for the quarter ended June 30, 2015. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2016 Results:

For the first half of 2016, the Company reported total net revenues of $13.9 million representing a 21.0% decrease over total net revenues of $17.6 million during the first half of 2015, as a result of the decreased average number of vessels. The Company reported a net loss for the period of $22.0 million and a net loss attributable to common shareholders of $22.9 million, as compared to net loss of $8.7 million and $9.5 million respectively, for the first half of 2015. The results for the first half of 2016 include a $0.2 unrealized loss on derivatives, a $0.1 million realized loss on derivatives, a $0.01 million gain on sale of a vessel, a $1.4 million loss on termination of a new building vessel contract and a $14.0 million impairment charge on investment in joint venture, as compared to $0.04 million unrealized loss on derivatives, a $0.1 million realized loss on derivatives for the same period of 2015. Depreciation expenses for the first half of 2016 were $4.4 million compared to $5.8 million during the same period of 2015.  On average, 11.5 vessels were owned and operated during the first half of 2016 earning an average time charter equivalent rate of $6,967 per day compared to 15.0 vessels in the same period of 2015 earning on average $6,823 per day.

Adjusted EBITDA for the first half of 2016 was $(1.0) million compared to $(1.9) million achieved during the first half of 2015. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the first half of 2016 was $2.82, calculated on 8,104,860 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $1.64 for the first half of 2015, calculated on 5,784,025 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first half of 2016 of the unrealized loss on derivatives, realized loss on derivatives, the loss on the termination of the newbuilding contract and the impairment charge on the investment in joint venture, the adjusted net loss per share attributable to common shareholders for the six-month period ended June 30, 2016 would have been $0.89 compared to loss of $1.62 per share basic and diluted for the same period in 2015. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
XENIA	Kamsarmax	82,000		2016	TC 'till Jan-2020 + 1 year in Charterers Option	$14,100 $14,350
EIRINI P	Panamax	76,466		2004	TC 'till Jan-17	Hire 104% of Average BPI*** 4TC
PANTELIS	Panamax	74,020		2000	TC 'till Sep-16	Hire 100.5% of Average BPI*** 4TC
ELENI P	Panamax	72,119		1997	Open
MONICA P	Handymax	46,667		1998	TC ‘til Sep-16	$4,000
Vessels under construction(*)
Hull Number YZJ 1153	Kamsarmax	82,000		2018	N/A
Hull Number DY 161**	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	7	496,772
Container Carriers
EVRIDIKI G	Intermediate	34,677	2,556	2001	TC 'till Mar-18	$11,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'till Jan-17 + 6 months Option	$7,000 $9,000
VENTO DI GRECALE	Handy size	22,301	1,732	1999	TC 'till Aug-16	$7,250
MANOLIS P	Handy size	20,346	1,452	1995	TC 'till Feb-17	$6,800
NINOS	Feeder	18,253	1,169	1990	TC ‘til Oct-16	$7,000
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Oct-16	$6,900
Total Container Carriers	6	144,091	10,086
Fleet Grand Total	13	640,863	10,086

Note:

(*)

Hull Number DY 161 is due to be delivered in the third quarter of 2016 but it is facing construction delays. Contract for the construction of ALEXANDROS P (DY 160) was cancelled due to excessive construction delays. The Company has demanded the return of its progress payments and other expenses as specified in the newbuilding contract and secured by refund guaranties. The parties have referred the matter to arbitration.

(**)

Hull Number YZJ 1153 is due to be delivered in the first quarter of 2018.

(***)

BPI is the Baltic Panamax Index.

Summary Fleet Data:

	3 months, ended June 30, 2015	3 months, ended June 30, 2016	6 months, ended June 30, 2015	6 months, ended June 30, 2016
FLEET DATA
Average number of vessels (1)	15.00	11.44	15.00	11.49
Calendar days for fleet (2)	1,365	1,041.0	2,715	2,091.0
Scheduled off-hire days incl. laid-up (3)	20.48	31.3	47.08	31.3
Available days for fleet (4) = (2) - (3)	1,345	1,009.7	2,668	2,059.7
Commercial off-hire days (5)	21.14	28.7	91.14	94.9
Operational off-hire days (6)	1.92	7.5	3.62	7.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,321	973.5	2,573	1,957.3
Fleet utilization (8) = (7) / (4)	98.3%	96.4%	96.4%	95.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.4%	97.2%	96.6%	95.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.3%	99.9%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,127	7,373	6,823	6,967
Vessel operating expenses excl. drydocking expenses (12)	5,563	5,179	5,711	5,203
General and administrative expenses (13)	582	886	631	894
Total vessel operating expenses (14)	6,145	6,065	6,342	6,097
Drydocking expenses (15)	324	1,128	365	561

(1)Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Thursday, August 11, 2016 at 9:30 a.m. Eastern Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote "Euroseas".

A replay of the conference call will be available until Thursday, August 18, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2016 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues
Voyage revenue	9,846,372	7,688,414	18,474,782	14,544,476
Related party revenue	60,000	60,000	120,000	120,000
Commissions	(537,786)	(410,503)	(1,044,290)	(778,714)
Net revenues	9,368,586	7,337,911	17,550,492	13,885,762

Operating expenses
Voyage expenses	432,570	510,160	918,433	907,725
Vessel operating expenses	6,545,949	4,600,817	13,384,584	9,295,507
Drydocking expenses	442,758	1,173,833	989,309	1,173,833
Depreciation	2,890,476	2,247,066	5,780,952	4,381,540
Management fees	1,047,540	790,189	2,122,035	1,584,385
Gain on vessel sale	-	(10,597)	-	(10,597)
Loss on termination of newbuilding contract	-	1,448,268	-	1,448,268
Other general and administrative expenses	794,144	922,045	1,712,085	1,869,221
Total operating expenses	12,153,437	11,681,781	24,907,398	20,649,882

Operating loss	(2,784,851)	(4,343,870)	(7,356,906)	(6,764,120)

Other income/(expenses)
Interest and finance cost	(363,848)	(540,618)	(849,384)	(915,774)
Gain / (loss) on derivatives, net	38,539	(65,243)	(165,272)	(264,887)
Other investment income	282,625	341,571	565,250	683,141
Foreign exchange gain / (loss)	(2,188)	(20,347)	33,462	(27,132)
Interest income	4,233	4,570	22,205	9,605
Other (expenses) / income, net	(40,639)	(280,067)	(393,739)	(515,047)
Equity loss and impairment of investment in joint venture	(476,658)	(14,566,842)	(955,540)	(14,752,556)
Net loss	(3,302,148)	(19,190,779)	(8,706,185)	(22,031,723)
Dividend Series B Preferred shares	(406,773)	(426,333)	(808,524)	(847,417)
Net loss attributable to common shareholders	(3,708,921)	(19,617,112)	(9,514,709)	(22,879,140)
Loss per share, basic and diluted	(0.64)	(2.42)	(1.64)	(2.82)
Weighted average number of shares, basic and diluted	5,784,025	8,104,860	5,784,025	8,104,860

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2015	June 30, 2016

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	8,715,636	1,326,921
Trade accounts receivable	1,408,272	1,226,307
Other receivables, net	1,231,391	1,055,135
Inventories	1,464,940	902,344
Restricted cash	5,916,743	4,292,172
Prepaid expenses	175,506	228,715
Vessels held for sale	2,671,811	-
Total current assets	21,584,299	9,031,594

Fixed assets:
Vessels, net	88,957,752	113,771,383
Advances for vessels under construction	32,701,867	13,585,428
Long-term assets:
Restricted cash	4,550,000	7,250,000
Other receivables	-	8,587,944
Deferred charges, net	418,034	745,313
Other Investments	7,396,738	8,079,879
Investment in joint venture	16,515,701	1,763,146
Total long-term assets	150,540,092	153,783,093
Total assets	172,124,391	162,814,687

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	14,685,766	10,969,351
Trade accounts payable	1,394,874	2,092,785
Accrued expenses	1,203,070	1,084,234
Liabilities from assets held from sale	1,122,208	-
Deferred revenue	462,124	613,020
Due to related company	322,703	107,242
Derivatives	50,402	32,111
Total current liabilities	19,241,147	14,898,743

Long-term liabilities:
Long term debt, net of current portion	25,552,702	42,281,995
Derivatives	202,700	402,698
Total long-term liabilities	25,755,402	42,684,693
Total liabilities	44,996,549	57,583,436

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 33,779 and 34,627 shares issued and outstanding, respectively)	32,079,249	32,926,666

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 8,195,760 and 8,195,760 issued and outstanding)	245,873	245,873
Additional paid-in capital	278,833,156	278,968,287
Accumulated deficit	(184,030,436)	(206,909,575)
Total shareholders' equity	95,048,593	72,304,585
Total liabilities and shareholders' equity	172,124,391	162,814,687

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2015	2016

Cash flows from operating activities:
Net loss	(8,706,185)	(22,031,723)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation of vessels	5,780,952	4,381,540
Amortization of deferred charges	75,052	128,103
Share-based compensation	222,068	140,131
Loss on termination of newbuilding contract	-	1,448,268
Equity loss and impairment of investment in joint venture	-	14,752,556
Gain on sale of a vessel	-	(10,597)
Unrealized (gain) / loss on derivatives	35,945	181,707
Other investment income accrued	(565,250)	(683,141)
Changes in operating assets and liabilities	1,406,873	1,721,218
Net cash (used in) / provided by operating activities	(795,005)	28,062

Cash flows from investing activities:
Vessel acquisition and advances for vessels under construction	(6,741,203)	(23,080,296)
Proceeds from sale of a vessel	-	4,196,268
Change in restricted cash	2,502,131	(1,075,429)
Net cash used in investing activities	(4,239,072)	(19,959,457)

Cash flows from financing activities:
Loan fees paid	(245,300)	(602,818)
Offering expenses paid	(28,282)	(47,377)
Proceeds from long term debt	5,000,000	28,300,000
Repayment of long-term debt	(9,436,000)	(15,107,125)
Net cash (used in) / provided by financing activities	(4,709,582)	12,542,680

Net decrease in cash and cash equivalents	(9,743,659)	(7,388,715)
Cash and cash equivalents at beginning of period	25,411,420	8,715,636
Cash and cash equivalents at end of period	15,667,761	1,326,921

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net loss	(3,302,148)	(19,190,779)	(8,706,185)	(22,031,723)
Interest and finance costs, net (incl. interest income)	359,615	536,048	827,179	906,169
Depreciation	2,890,476	2,247,066	5,780,952	4,381,540
Loss on termination of newbuilding contract	-	1,448,268	-	1,448,268
Impairment of investment in joint venture	-	14,000,000	-	14,000,000
Gain on sale of a vessel	-	(10,597)	-	(10,597)
Unrealized and realized loss / (gain) on derivatives, net	(38,539)	65,243	165,272	264,887
Adjusted EBITDA	(90,596)	(904,751)	(1,932,782)	(1,041,456)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net cash flow provided by / (used in) operating activities	666,233	(346,026)	(795,005)	28,062
Changes in operating assets / liabilities	(818,501)	(777,323)	(1,406,873)	(1,721,218)
Loss on derivatives (realized)	50,845	13,197	129,327	83,180
Equity (loss) / gain in joint venture and Other investment income, net	(194,033)	(225,271)	(390,290)	(69,415)
Share-based compensation	(117,229)	(71,714)	(222,068)	(140,131)
Interest, net	322,089	502,386	752,127	778,066
Adjusted EBITDA	(90,596)	(904,751)	(1,932,782)	(1,041,456)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives and loss on termination of a newbuilding contract and impairment of investment in joint venture. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net loss	(3,302,148)	(19,190,779)	(8,706,185)	(22,031,723)
Unrealized (gain) / loss on derivatives	(89,384)	52,046	35,945	181,707
Realized loss on derivatives	50,845	13,197	129,327	83,180
Gain on sale of a vessel	-	(10,597)	-	(10,597)
Loss on termination of newbuilding contract	-	1,448,268	-	1,448,268
Impairment of investment in joint venture		14,000,000		14,000,000
Adjusted net loss	(3,340,687)	(3,687,865)	(8,540,913)	(6,329,165)
Preferred dividends	(406,773)	(426,333)	(808,524)	(847,417)
Adjusted net loss attributable to common shareholders	(3,747,460)	(4,114,198)	(9,349,437)	(7,176,582)
Adjusted net loss per share, basic and diluted	(0.65)	(0.51)	(1.62)	(0.89)
Weighted average number of shares, basic and diluted	5,784,025	8,104,860	5,784,025	8,104,860

“Adjusted net loss” and “Adjusted net loss per share” Reconciliation:

Euroseas Ltd. considers “Adjusted net loss” to represent net loss before gain / loss on derivatives, loss on termination of new building contract and gain on sale of a vessel. “Adjusted net loss” and “Adjusted net loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, loss on termination of new building contract and gain on sale of a vessel, which items may significantly affect results of operations between periods.

“Adjusted Net loss” and “Adjusted net loss per share” do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net loss” and “Adjusted net loss per share” may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company and Eurobulk (FE) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier and 1 Kamsarmax drybulk carrier, 2 Intermediate containership, 2 Handysize containerships, 2 Feeder containerships. Euroseas 5 drybulk carriers have a total cargo capacity of 351,272 dwt, its 6 containerships have a cargo capacity of 10,086 teu. The Company has also signed contracts for the construction of one Ultramax (63,500 dwt) fuel efficient drybulk carriers and one extra Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the two new-buildings, the total cargo capacity of the Company's drybulk vessels will be 496,772 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 11, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer